

Department of Finance and Treasury Board

Fiscal and Economic Update
Third Quarter 2020–2021

Fiscal and Economic Update
Third Quarter 2020–2021

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

February 2021

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-2472-5

 Think Recycling!

2020–2021 Fiscal Update

Projections for the 2020–2021 fiscal year show a deficit of $12.7 million compared to the budgeted surplus of $92.4 million.

Revenue is projected to be $19.7 million lower than budget mainly due to anticipated impacts related to COVID-19. This is largely attributable to decreased projections for provincial taxes, agency revenues and sale of goods and services, offset by federal funding, including the Safe Restart Agreement, the Safe Return to Class Fund, and the essential workers wage top-up.

Total expenses are projected to be higher than budget by $85.4 million, the majority of which is offset by federal revenue from the Safe Restart Agreement, the Safe Return to Class Fund, and the essential workers wage top-up in response to the COVID-19 pandemic.

The net debt is projected to increase by $209.9 million from budget. This includes an increase of $111.5 million due to 2019–2020 year-end results and a $98.4 million increase in 2020–2021.

TABLE 1
THIRD QUARTER FISCAL SUMMARY
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to December 31, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue...	10,278.1	10,258.4	(19.7)	7,624.0	7,712.2	88.2
Expense...	10,185.7	10,271.1	85.4	7,494.7	7,342.5	(152.2)
Surplus (Deficit)...	92.4	(12.7)	(105.1)	129.3	369.7	240.4
Net Debt - End of Year...................................	(13,681.2)	(13,891.1)	(209.9)	(13,632.5)	(13,491.6)	140.9

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.
Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $19.7 million lower than budget. The major variances are largely related to the COVID-19 pandemic and include:

- Personal Income Tax revenue is down $89.0 million as a result of lower projected taxable income for 2020 and 2021, with losses in employment income partly offset by increased government transfers to households, and an anticipated negative prior-year adjustment.

- Harmonized Sales Tax revenue is down $83.8 million, reflecting a reduction of the national revenue pool by the federal government on which payments are based.

- Agency Revenues are down $40.9 million as a result of the anticipated impacts of temporarily suspending video lottery terminal and casino operations.

- Sale of Goods and Services is down $25.2 million mainly due to lower patient revenues from non-New Brunswick residents accessing health services.

- Gasoline and Motive Fuels Tax revenue is down $23.0 million due to anticipated volume reductions.

- Special Operating Agencies revenue is down $18.2 million mainly due to lower than anticipated fees collected from Hopewell Rocks, as well as project delays.

- Corporate Income Tax revenue is down $15.7 million due to an anticipated prior-year adjustment related to the 2019 taxation year.

- Carbon Emitting Products Tax revenue is down $15.0 million due to anticipated volume reductions.

- Capital Revenue is down $8.6 million mainly due to scheduling delays on federal projects under the New Building Canada Fund, partially offset by increased revenue from land sales, as well as a new federal agreement under the Climate Action Incentive Fund for School Energy Projects.

- Sinking Fund Earnings are down $8.1 million due to lower than anticipated interest rates.

- Conditional Grants are up $275.4 million mainly due to unbudgeted federal funding received under the Safe Restart Agreement and the Safe Return to Class Fund, as well as additional federal funding in support of essential workers and under the Canada - New Brunswick Workforce Development Agreement.

- Tobacco Tax revenue is up $15.0 million due to higher than anticipated volumes.

- Real Property Transfer Tax revenue is up $11.0 million due to a stronger than anticipated housing market and an increase in the number of transactions.

- Provincial Real Property Tax revenue is up $6.0 million due to proposed property tax reductions contained in the budget not proceeding.

Expense Outlook

Total expenses are projected to be over budget by $85.4 million. The major variances include the following:

- Health is $103.1 million over budget mainly due to incremental expenditures related to COVID-19, to be offset with federal funding from the Safe Restart Agreement and program rollout delays.

- Justice and Public Safety is over budget by $42.0 million due to COVID-19 response costs including the Safe Restart Agreement which is fully offset by federal funding. This includes costs in Emergency Measures Organization for personal protective equipment for all GNB and NB First Responders, Inspection and Enforcement Services for border security and enforcement and higher costs in Disaster Financial Assistance.

- Environment and Local Government is over budget by $39.8 million mainly due to the Safe Restart Agreement, which is fully offset by federal funding.

- Education and Early Childhood Development is projected to be over budget by $32.5 million mainly due to COVID-related incremental costs to ensure a safe return to school as well as COVID-related child care programs, partially offset by operational savings from spring school closures. This deficit will primarily be funded by two agreements with Canada under the Safe Restart Agreement and Safe Return to School Fund.

- The Service of the Public Debt is $21.0 million higher than budget mainly as a result of lower than forecasted short-term interest earnings due to market conditions and an increase in borrowing requirements due to COVID-19.

- Social Development is over budget by $12.9 million due to increased expenditures related to COVID-19, including costs in Nursing Home Services, Seniors and Long-Term Care, Housing and Child Welfare Services. The projected expenditures are almost completely offset by federal funding under the Safe Restart Agreement for Vulnerable Populations.

- Transportation and Infrastructure is over budget by $10.7 million mainly due to the New Brunswick Highway Corporation price renewal and additional costs for COVID-19.

- The Legislative Assembly is over budget by $8.1 million mainly due to the unbudgeted and unplanned fall provincial election, partially offset by savings related to reduction in travel and limited number of days the house was in session due to COVID-19.

- Tourism, Heritage and Culture is over budget by $2.5 million due to stimulus funding provided in support of the tourism industry impacted by COVID-19, which is fully off-set by federal funding, and the introduction of the Explore NB Travel Incentive Program which was announced in July of 2020.

- Post-Secondary Education, Training and Labour is $8.7 million under budget mainly due to savings under the Student Financial Services program because of federal COVID-19 changes, and lower interest rates offset by higher costs in the Employment Development program related to increased federal funding for essential workers.

- Regional Development Corporation is under budget by $12.7 million mainly due to fewer projects than anticipated under the Rural Economy Fund, offset by the provision for the NB Small Business Working Capital Loan Program.

- Special Operating Agencies are under budget by $30.2 million mainly due to some projects not advancing as quickly as expected under the Building Canada Fund – Gas Tax Transfer, Integrated Bilateral Agreement and Low Carbon Economy Leadership Fund.

- Other Agencies are $39.9 million under budget mainly due to decreased activity associated with the Regional Health Authorities, the New Brunswick Lotteries and Gaming Corporation, and both community colleges.

- General Government is under budget by $92.1 million mainly due to lower than expected expenses associated with funding held centrally in the Supplementary Funding Provision, Investment in Climate Change Initiatives, Gaming Revenue Sharing Agreements, and pensions.

Third Quarter Actual Results

Third quarter actuals show a surplus of $369.7 million compared to a quarterly budgeted surplus of $129.3 million.

- On a year-to-date actual basis, revenue is $88.2 million higher than the third quarter budget largely due to federal funding received under the Safe Restart Agreement and the Safe Return to Class Fund. This is partially offset by shortfalls in taxes and agency revenues resulting from the COVID-19 pandemic.

- Total actual expenses for the quarter are $152.2 million lower than the third quarter budget largely due to a $96.4 million decrease in Ordinary Account expenses. This is mainly due to reduced activities as a result of COVID-19 across various departmental programs in General Government, Health, Other Agencies and Social Development.

- The difference between the third quarter actual surplus and the projected deficit reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to December 31, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account..	9,839.4	9,855.4	16.1	7,328.4	7,438.6	110.2
Capital Account..	38.9	30.3	(8.6)	19.1	20.7	1.6
Special Purpose Account...............................	91.6	90.8	(0.8)	49.2	46.1	(3.1)
Special Operating Agencies..........................	97.1	78.9	(18.2)	68.9	54.7	(14.2)
Sinking Fund Earnings...................................	211.2	203.1	(8.1)	158.4	152.1	(6.3)
Total Revenue..	**10,278.1**	**10,258.4**	**(19.7)**	**7,624.0**	**7,712.2**	**88.2**
Expense						
Ordinary Account..	9,342.2	9,456.8	114.7	6,890.0	6,793.6	(96.4)
Capital Account..	124.1	127.6	3.6	95.4	95.1	(0.3)
Special Purpose Account...............................	97.7	96.3	(1.4)	49.4	36.6	(12.8)
Special Operating Agencies..........................	102.4	72.2	(30.2)	71.7	40.9	(30.8)
Amortization of Tangible Capital Assets...	519.3	518.2	(1.2)	388.2	376.3	(11.9)
Total Expense..	**10,185.7**	**10,271.1**	**85.4**	**7,494.7**	**7,342.5**	**(152.2)**
Surplus (Deficit)..	**92.4**	**(12.7)**	**(105.1)**	**129.3**	**369.7**	**240.4**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to December 31, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year......................	**(13,810.5)**	**(13,922.0)**	**(111.5)**	**(13,810.5)**	**(13,922.0)**	**(111.5)**
Changes in Year						
Surplus (Deficit)...	92.4	(12.7)	(105.1)	129.3	369.7	240.4
Investments in Tangible Capital Assets...	(482.4)	(474.6)	7.9	(339.5)	(315.6)	23.9
Amortization of Tangible Capital Assets...	519.3	518.2	(1.2)	388.2	376.3	(11.9)
(Increase) Decrease in Net Debt..............	**129.3**	**30.9**	**(98.4)**	**178.0**	**430.4**	**252.4**
Net Debt - End of Year.................................	**(13,681.2)**	**(13,891.1)**	**(209.9)**	**(13,632.5)**	**(13,491.6)**	**140.9**

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2019–2020 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to December 31, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Taxes						
Personal Income Tax	1,902.0	1,813.0	(89.0)	1,419.0	1,366.3	(52.7)
Corporate Income Tax	367.9	352.2	(15.7)	267.5	258.9	(8.6)
Metallic Minerals Tax	1.9	0.0	(1.9)	1.4	0.0	(1.4)
Provincial Real Property Tax	538.0	544.0	6.0	418.1	415.7	(2.4)
Harmonized Sales Tax: net of credit	1,538.3	1,454.5	(83.8)	1,143.0	1,070.8	(72.2)
Gasoline and Motive Fuels Tax	206.0	183.0	(23.0)	158.3	137.2	(21.1)
Carbon Emitting Products Tax	129.0	114.0	(15.0)	96.8	91.1	(5.7)
Tobacco Tax	124.0	139.0	15.0	101.5	114.5	13.0
Pari-Mutuel Tax	0.5	0.5	0.0	0.4	0.4	0.0
Insurance Premium Tax	61.4	61.5	0.1	31.0	31.0	0.0
Real Property Transfer Tax	28.0	39.0	11.0	23.5	33.4	9.9
Financial Corporation Capital Tax	25.0	25.0	0.0	18.8	18.8	0.0
Cannabis Duty	7.0	6.5	(0.5)	5.3	4.8	(0.5)
Penalties and Interest	14.5	16.5	2.0	11.5	14.4	2.9
	4,943.5	4,748.7	(194.8)	3,696.1	3,557.3	(138.8)
Return on Investment	245.9	246.3	0.4	192.1	245.7	53.6
Licences and Permits	163.0	160.9	(2.2)	127.1	132.6	5.5
Sale of Goods and Services	475.3	450.0	(25.2)	352.2	356.1	3.9
Royalties	70.1	69.2	(0.9)	44.9	41.5	(3.4)
Agency Revenues	169.2	128.3	(40.9)	126.9	98.5	(28.4)
Fines and Penalties	6.6	6.7	0.0	5.0	6.0	1.0
Miscellaneous	75.5	79.5	4.0	54.7	59.9	5.2
Total - Own Source Revenue	**6,149.1**	**5,889.5**	**(259.6)**	**4,599.0**	**4,497.6**	**(101.4)**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,210.3	2,210.3	0.0	1,657.7	1,657.7	0.0
Canada Health Transfer	860.2	860.4	0.2	645.1	645.1	0.0
Canada Social Transfer	308.6	308.7	0.1	231.5	231.5	0.0
Other	1.9	1.9	0.0	1.4	1.4	0.0
	3,380.9	3,381.2	0.3	2,535.7	2,535.7	0.0
Conditional Grants – Canada	324.5	599.9	275.4	205.1	417.2	212.1
Total - Grants from Canada	**3,705.4**	**3,981.1**	**275.7**	**2,740.8**	**2,952.9**	**212.1**
Subtotal	**9,854.6**	**9,870.7**	**16.1**	**7,339.8**	**7,450.5**	**110.7**
Inter-account Transactions	(15.2)	(15.2)	0.0	(11.4)	(11.9)	(0.5)
Ordinary Account Revenue	**9,839.4**	**9,855.4**	**16.1**	**7,328.4**	**7,438.6**	**110.2**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to December 31, 2020		
DEPARTMENT	Budget	Projection	Variance	Budget	Actual	Variance
Agriculture, Aquaculture and Fisheries.....	40.2	40.2	0.0	24.6	19.5	(5.1)
Education and Early Childhood Development...	1,351.3	1,383.8	32.5	963.2	979.9	16.7
Environment and Local Government.........	160.8	200.6	39.8	115.2	117.7	2.5
Executive Council Office............................	14.1	14.1	0.0	10.1	10.0	(0.1)
Finance and Treasury Board......................	27.6	27.0	(0.6)	20.3	18.4	(1.9)
General Government...................................	980.7	888.6	(92.1)	710.1	661.1	(49.0)
Health...	2,915.0	3,018.2	103.1	2,178.2	2,142.2	(36.0)
Justice and Public Safety...........................	286.9	328.9	42.0	213.5	246.3	32.8
Legislative Assembly..................................	31.8	39.9	8.1	23.8	26.4	2.6
Natural Resources and Energy Development...	97.1	98.7	1.6	74.3	76.9	2.6
Office of the Premier..................................	1.5	1.5	0.0	1.1	1.1	0.0
Opportunities New Brunswick....................	38.6	37.4	(1.2)	22.7	17.5	(5.2)
Other Agencies...	417.3	377.4	(39.9)	314.3	284.6	(29.7)
Post-Secondary Education, Training and Labour..	642.0	633.3	(8.7)	472.9	466.7	(6.2)
Regional Development Corporation..........	65.5	52.8	(12.7)	38.4	32.9	(5.5)
Service of the Public Debt.........................	631.0	652.0	21.0	475.3	488.9	13.6
Social Development....................................	1,289.1	1,302.0	12.9	980.0	955.2	(24.8)
Tourism, Heritage and Culture..................	54.4	56.9	2.5	45.3	40.9	(4.4)
Transportation and Infrastructure..............	321.3	332.1	10.7	223.8	227.0	3.2
Subtotal...	**9,366.1**	**9,485.1**	**119.0**	**6,907.1**	**6,813.2**	**(93.9)**
Investment in Tangible Capital Assets...	(7.3)	(10.2)	(2.9)	(4.6)	(6.7)	(2.1)
Inter-account Transactions.........................	(16.6)	(18.0)	(1.4)	(12.5)	(12.9)	(0.4)
Ordinary Account Expense........................	**9,342.2**	**9,456.8**	**114.7**	**6,890.0**	**6,793.6**	**(96.4)**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to December 31, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries.....	0.3	0.3	0.0	0.3	0.3	0.0
Education and Early Childhood Development...	0.4	0.4	0.0	0.1	0.1	0.0
Environment and Local Government.........	1.0	1.0	0.0	0.6	0.9	0.3
Health..	24.0	29.7	5.7	0.0	3.3	3.3
Natural Resources and Energy Development...	5.5	1.8	(3.8)	5.2	1.2	(4.0)
Post-Secondary Education, Training and Labour......................................	2.0	2.0	0.0	1.8	1.7	(0.1)
Regional Development Corporation..........	40.0	39.9	(0.1)	37.3	30.6	(6.7)
Social Development......................................	12.0	12.0	0.0	6.6	1.1	(5.5)
Tourism, Heritage and Culture...................	10.1	10.1	0.0	7.9	6.1	(1.8)
Transportation and Infrastructure...............	503.8	494.9	(9.0)	370.5	358.7	(11.8)
Subtotal..	**599.2**	**592.0**	**(7.2)**	**430.3**	**404.0**	**(26.3)**
Investment in Tangible Capital Assets.....	(475.1)	(464.4)	10.7	(334.9)	(308.9)	26.0
Capital Account Expense...........................	**124.1**	**127.6**	**3.6**	**95.4**	**95.1**	**(0.3)**

2020 Economic Update



NB Real GDP, 2020 (%)
Q3 Update — Budget 2020–2021

APEC -4.5, Royal Bank -4.2, NB FTB -3.9, National Bank -3.5, CIBC -3.5, Scotia Bank -3.4, CBoC -3.2, TD Bank -3.0, BMO -3.0
Average -3.5
Source: NB Finance and Treasury Board



NB Youth Employment
(Both sexes, 15 to 24 years)

2015: 44.2, 2016: 44.6, 2017: 44.6, 2018: 47.7, 2019: 47.8, 2020: 44.0
Source: Statistics Canada



NB Exports
2018, 2019, 2020
Source: Statistics Canada



NB Housing Starts, All Areas
(Unadjusted)

2015: 1,995, 2016: 1,838, 2017: 2,324, 2018: 2,328, 2019: 2,935, 2020: 3,483
Source: Statistics Canada

New Brunswick Economic Outlook		
	Budget	Revised
Real GDP	1.2	-3.9
Nominal GDP	3.7	-2.5
Primary Household Income	3.3	0.3
Population	0.6	0.6
Labour Force	0.3	-0.6
Employment	0.3	-2.6
Unemployment Rate (%)	8.0	10.0
Consumer Price Index	1.9	0.2
Sources: Statistics Canada, NB Finance and Treasury Board % change unless otherwise indicated		

Based on data available as of January 28, 2021

- According to the International Monetary Fund (IMF), the global economy is estimated to have contracted by 3.5% in 2020, due to disruptions to supply chains, labour markets, and financial sectors.

- According to the U.S. Bureau of Economic Analysis, real Gross Domestic Product (GDP) decreased by 3.5% in 2020 due to declines in consumption, exports, investment, and state and local government spending.

- Notwithstanding nearly 5.0% growth in the fourth quarter, the Bank of Canada estimates that real GDP in Canada fell by 5.5% as job losses, travel restrictions, and business closures weighed on consumption, investment and exports.

- The Department of Finance and Treasury Board anticipates that real GDP for New Brunswick fell by 3.9%, a modest improvement over earlier expectations but lower than the latest consensus among private sector forecasters (-3.5%).

- The labour market was hard hit in 2020 with employment contracting by 2.6%. Against the backdrop of lower demand and consumer spending, both the goods- and services-producing sectors recorded job losses. Approximately 40% of job losses were concentrated among younger workers, despite representing less than 15% of the labour force.

- Despite the rise in the provincial unemployment rate to 10.0%, average weekly earnings rose by 6.1% over the January-to-November period in 2020 mostly due to the concentration of job losses among lower-paid workers.

- Government transfers reduced household vulnerability and improved consumer confidence, supporting modest growth in retail trade of 0.8% compared to the January-to-November period of the previous year.

- Merchandise exports in 2020 were dampened by shocks to energy prices and lower global demand. This resulted in a 22.3% decline over the January-to-November period compared to 2019. Nonetheless, the province recorded a trade surplus of $789.3 million (+46.3%) for the same period.

- New Brunswick's housing market had a strong performance, supported by strong demand for existing housing, increased investments in residential building construction, and low borrowing rates. Housing starts maintained its four-year upward trend, rising by 18.7% in 2020, compared to the national rate of 4.4%.

- Consumer inflation in the province was 0.2% in 2020, lower than the national growth rate of 0.7%. Declines in transportation, clothing and footwear prices limited the increases in food; recreation, education and reading; and shelter prices.

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 28-Jan-2021)

| | Year-to-date | | | Reference period |
	2019	2020	% Change	from January to:
Indicators				
Labour force (x 1,000)	393.0	390.7	-0.6%	December
Employment (x 1,000)	361.1	351.6	-2.6%	December
Unemployment (x 1,000)	31.9	39.1	22.6%	December
Participation Rate (%)	61.1	60.4	…	December
Employment Rate (%)	56.2	54.4	…	December
Unemployment Rate (%)	8.1	10.0	…	December
Average weekly earnings ($)	938.93	995.75	6.1%	November
Retail trade ($M)	12,124.4	12,224.5	0.8%	November
Consumer Price Index (2002=100)	136.3	136.6	0.2%	December
Housing starts (units)	2,935	3,483	18.7%	December
Investment in residential building construction ($M)	1,495.9	1,603.1	7.2%	November
Investment in non-residential building construction ($M)	845.2	632.7	-25.1%	November
Manufacturing sales ($M)	16,670.3	13,729.5	-17.6%	November
International exports ($M)	11,958.4	9,290.5	-22.3%	November

… Not applicable
Source: Statistics Canada